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March 13, 2012

VIA EDGAR AND
FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Trunity Holdings, Inc. (the “Company”)
Current Report on Form 8-K
Filed January 31, 2012
File No. 0-53601

Dear Mr. Spirgel:

The following sets forth the comments made in your letter dated February 23, 2012, and the Company’s response to each of the comments in the order set forth in that letter. The Company will file an amended Form 8-K via EDGAR today (“Form 8-K/A”).

General

1.	Please amend your Form 8-K to include the audited financial statements of Trunity Inc. for the fiscal year ended December 31, 2011. See Rule 8-08 of Regulation S-X.

Per our discussions with the Commission’s Accounting Staff, the Company will file an amended Form 8-K to include the audited financial statements of Trunity Inc. for the fiscal year ended December 31, 2011; however, this amendment will not be filed until the audited financial statements are completed, which we believe will be near the end of this month. The Form 8-K/A filed today will include all of the other revised disclosure requested by the Commission.

Business, page 3

2.
Please expand your discussion of the company’s business to give the reader a more complete and detailed idea of the nature of your business. In particular, describe in greater detail how your products actually function. Distinguish between products and services. Discuss the specific sources and types of revenue you receive. Describe your current and potential customer base in greater detail.

Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
March 13, 2012

3.
Please explain in greater detail how your content may be shared on a “per-permission/policy/fee basis” via Trunity’s integrated publishing and ecommerce infrastructure.” Please describe the material terms of your fee structures.

4.
We note the phrase on page 5, “when our products are fully launched.” In your discussion of your products, distinguish clearly between those products that are currently being produced, marketed and sold, and those that are in the pre-production stage.

5.
Where possible, discuss how your products and services can be distinguished from those of your competitors. Avoid describing your products as “innovative” or “unique” without fully providing the basis for those descriptions.

6.	Discuss more fully the nature of your partnerships with the NSF, the NAS and the other organizations you include in paragraph one of this section.

The business section has been substantially revised in accordance with your comments, and this revised disclosure is included in the Form 8-K/A filed today.

Risk Factors, page 4

7.
We note in your introductory paragraph the statement that this section describes some, but not all, of the risks and uncertainties you face. Please revise to confirm that you have included all material risks.

The Form 8-K/A reflects amended language confirming that the Company has included all material risks.

Need for Additional Funds, page 5

8.	Revise to describe with greater specificity the current need for funds and how soon that need will become critical.

The subject risk factor has been revised as requested in the Form 8-K/A.

Forward-looking Statements, page 10

9.
Please remove your reference to the safe harbor in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbor provided does not apply to your forward-looking statements because you are an issuer of penny stock. Refer to Section 21E(b)(1)(B) of the Securities Exchange Act.

This correction has been made in the Form 8-K/A.

Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
March 13, 2012

Management’s Discussion and Analysis, page 10

10.
Please discuss the extent to which the company is or is not a fully operating company. We note, for example, the statement at the top of page 5 that “the company has yet to generate any significant revenues, and the commercial value of its products and services is uncertain.” To the extent that the company (or certain product lines) are in full production, clarify why the company has not generated significant revenues, and explain, in appropriate detail, your business plan, including what steps you expect to take and the timing of those steps in order for the company to reach profitability.

The Overview language has been substantially amended in the Form 8-K/A in response to your comments.

Security Ownership of Certain Beneficial Owners and Management, page 14

11.
We note significant differences between the disclosure on page 17 regarding the number of shares owned and controlled by Les V. Anderton and Joakim Lindblom and their holdings listed in the beneficial ownership table on page 14. Please revise or advise.

The disclosure in the Certain Relationships and Related Transactions section of the Form 8-K/A has been revised to clarify the shares beneficially owned by Dr. Lindblom directly and through options, as well as the shares beneficially owned by Les V. Anderton and by his wife Debra.

Directors and Executive Officers, page 15

12.	Please revise the discussion of Dr. Lindblom’s business experience to clarify his activities during the past five years or longer, providing dates as appropriate.

Dr. Lindblom’s business experience has been clarified in the form 8-K/A.

Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
March 13, 2012

13.
Please provide the information required by Item 401(e) of Regulation S-K regarding the qualifications and attributes that led to your determination that the individual should serve on your board of directors.

The requested information has been provided in the director biographies in the Form 8-K/A.

Certain Relationships and Related Transactions, and Director Independence, page 17

14.	Please provide the disclosure required in Item 407(a) of Regulation S-K regarding director independence.

The requested disclosure has been provided in the Form 8-K/A.

* * * *

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments.

Should you have any additional questions or comments, please do not hesitate to contact me at (305) 530-4026. Thank you for your assistance.

Sincerely,
/s/ Robert B. Macaulay
Robert B. Macaulay